EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions, except common shares and per share data)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net Income	$1.6	$0.6	$15.3	$11.3
Weighted Average Number of Common Shares Outstanding – Basic (000’s)	13,848	13,777	13,835	13,765
Dilutive Effect of Stock Options and Restricted Stock (000’s)	3	3	3	2
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	13,851	13,780	13,838	13,767
Earnings Per Share – Basic and Diluted	$0.11	$0.04	$1.10	$0.82